Exhibit 99.8

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Asanko Gold Inc.

We consent to the use of our reports, each dated March 28, 2013, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Asanko Gold Inc. included in this Annual Report on Form 40-F.

Chartered Accountants

Vancouver, Canada
March 28, 2013

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.